CUSIP No:  06985P209

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.     )*

Basic Energy Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

06985P209

(CUSIP Number)

December 23, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06985P209

(1)	Names of Reporting Persons CVI Opportunities Fund I, LLLP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power ** 1,689,160

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 1,689,160

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,160

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.5%

(12)	Type of Reporting Person (See Instructions) PN

** Susquehanna Advisors Group, Inc. is the investment manager to CVI Opportunities Fund I, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 06985P209

(1)	Names of Reporting Persons Susquehanna Advisors Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power ** 1,689,160

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 1,689,160

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,160

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.5%

(12)	Type of Reporting Person (See Instructions) CO

** Susquehanna Advisors Group, Inc. is the investment manager to CVI Opportunities Fund I, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No: 06985P209

Item 1.
	(a)	Name of Issuer Basic Energy Services, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 801 Cherry Street, Suite 2100, Fort Worth, TX 76102

Item 2(a).

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $.01 par value per share (the “Shares”).

(i)             CVI Opportunities Fund I, LLLP

(ii)          Susquehanna Advisors Group, Inc.

Item 2(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business office of CVI Opportunities Fund I, LLLP is:

One Commerce Center

1201 N. Orange Street

Suite 715

Wilmington, DE 19801

The address of the principal business office of Susquehanna Advisors Group, Inc. is:

401 City Avenue

Suite 220

Bala Cynwyd, PA 19004

Item 2(c).		Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d)		Title of Class of Securities Common Stock, $.01 par value per share
Item 2(e)		CUSIP Number 06985P209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No: 06985P209

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated December 27, 2016, indicates that the Company’s pre-packaged bankruptcy plan became effective on December 23, 2016, and that as of that date there were 25,825,802 Shares outstanding.

Susquehanna Advisors Group, Inc., which serves as the investment manager to CVI Opportunities Fund I, LLLP, may be deemed to be the beneficial owner of all Shares owned by CVI Opportunities Fund I, LLLP. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No: 06985P209

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 10, 2017

CVI OPPORTUNITIES FUND I, LLLP		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc., pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit I hereto		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title:	Assistant Secretary

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Assistant Secretary

CUSIP No: 06985P209

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Limited Power of Attorney
II	Joint Filing Agreement

CUSIP No: 06985P209

Exhibit I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 30th day of July, 2014 by CVI Opportunities Fund I, LLLP (hereinafter called “the Company”), whose Registered Office is situated at One Commerce Center, 1201 N. Orange Street – Suite 715, Wilmington, DE 19801,

WHEREAS, by agreement dated July 30, 2014, by and between the Company and Susquehanna Advisors Group, Inc., the Company expressly authorized Susquehanna Advisors Group, Inc. to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Brian Sullivan, Treasurer of the Company, hereby appoints on behalf of the Company the firm of SUSQUEHANNA ADVISORS GROUP, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney to take effect on the day and year above written.

CVI Opportunities Fund I, LLLP

By:	/s/ Brian Sullivan
Brian Sullivan, Treasurer

CUSIP No: 06985P209

EXHIBIT II

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of Basic Energy Services, Inc., $.01 par value per share is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 10, 2017

CVI OPPORTUNITIES FUND I, LLLP		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc. pursuant to a Limited Power of Attorney		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title:	Assistant Secretary

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Assistant Secretary